October 10, 2018

Peter Dunn
President and Chief Executive Officer
Empire Post Media, Inc.
21555 Burbank Blvd., Unit 45
Woodland Hills, CA 91367

       Re: Empire Post Media, Inc.
           Amendment No. 2 to
           Registration Statement on Form 10
           Filed October 3, 2018
           File No. 000-55962

Dear Mr. Dunn:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

General

1. We have reviewed your response to prior comment number 1 and note your revision made to the report of independent registered public accounting firm on page F-2. Further, according to Exchange Act Rule 12b-15, amendments filed pursuant to this section must set forth the complete text of each item as amended. In this regard, as
Item 13 of the Form
      10 pertains to the financial statements and supplementary data, which is inclusive of the auditors' report, please file another amendment that contains all of the required information of Item 13 of the Form 10.
 Peter Dunn
Empire Post Media, Inc.
October 10, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at 202-551-3328 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNamePeter Dunn                              Sincerely,
Comapany NameEmpire Post Media, Inc.
                                                          Division of
Corporation Finance
October 10, 2018 Page 2                                   Office of
Transportation and Leisure
FirstName LastName